Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	3

Condensed consolidated unaudited interim Income Statements	4

Condensed consolidated unaudited interim Statements of Comprehensive Income	5

Condensed consolidated unaudited interim Statements of Changes in Equity	6-7

Condensed consolidated unaudited interim Statements of Cash Flows	8-9

Notes to the condensed consolidated unaudited interim Financial Statements	10-17

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		September 30		December 31
		2023	2022	2022
	Note	US $ in millions
Assets
Vessels	6 , 7	3,222.9	4,640.5	4,409.9
Containers and handling equipment	6 , 7	788.2	1,270.8	1,242.8
Other tangible assets	6 , 7	61.1	76.9	98.5
Intangible assets	6 , 7	93.3	82.5	92.9
Investments in associates		26.8	26.0	22.0
Other investments		1,252.6	1,314.3	1,373.2
Other receivables		105.5	109.5	112.1
Deferred tax assets		9.6	2.3	2.3
Total non-current assets		5,560.0	7,522.8	7,353.7

Inventories		156.4	225.7	190.7
Trade and other receivables		644.3	1,088.7	825.7
Other investments		918.6	1,871.7	2,233.1
Cash and cash equivalents		912.1	1,285.7	1,022.1
Total current assets		2,631.4	4,471.8	4,271.6
Total assets		8,191.4	11,994.6	11,625.3

Equity
Share capital and reserves	5	1,980.7	2,009.9	1,987.7
Retained earnings		586.9	3,800.6	3,901.9
Equity attributable to owners of the Company		2,567.6	5,810.5	5,889.6
Non-controlling interests		3.8	6.8	6.3
Total equity		2,571.4	5,817.3	5,895.9

Liabilities
Lease liabilities		2,952.0	3,020.0	2,778.7
Loans and other liabilities		79.3	140.1	91.9
Employee benefits		39.4	45.0	45.2
Deferred tax liabilities		13.0	139.4	151.4
Total non-current liabilities		3,083.7	3,344.5	3,067.2

Trade and other payables		554.6	846.6	896.2
Provisions		58.3	51.6	50.2
Contract liabilities		207.3	410.1	238.9
Lease liabilities		1,668.0	1,424.7	1,380.8
Loans and other liabilities		48.1	99.8	96.1
Total current liabilities		2,536.3	2,832.8	2,662.2
Total liabilities		5,620.0	6,177.3	5,729.4
Total equity and liabilities		8,191.4	11,994.6	11,625.3

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: November 15, 2023.
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Nine months ended September 30		Three months ended September 30		Year ended December 31
		2023	2022	2023	2022	2022
	Note	US $ in millions

Income from voyages and related services		3,956.9	10,372.7	1,273.0	3,227.5	12,561.6
Cost of voyages and related services
Operating expenses and cost of services	9	(2,922.0)	(3,630.2)	(1,008.4)	(1,249.6)	(4,764.5)
Depreciation		(1,212.8)	(989.7)	(417.4)	(373.7)	(1,370.3)
Impairment of assets	7	(2,034.9)		(2,034.9)
Gross profit (loss)		(2,212.8)	5,752.8	(2,187.7)	1,604.2	6,426.8

Other operating income		2.5	40.8	0.6	21.5	48.9
Other operating expenses	7	(32.5)	(0.4)	(22.4)	(0.2)	(0.9)
General and administrative expenses		(209.4)	(244.0)	(63.9)	(82.0)	(338.3)
Share of profit (loss) of associates		(5.2)	1.9	(2.3)	0.8	(0.7)

Results from operating activities		(2,457.4)	5,551.1	(2,275.7)	1,544.3	6,135.8

Finance income		117.7	82.3	35.6	34.9	130.9
Finance expenses		(338.7)	(164.0)	(101.5)	(64.8)	(239.4)

Net finance expenses		(221.0)	(81.7)	(65.9)	(29.9)	(108.5)

Profit (loss) before income taxes		(2,678.4)	5,469.4	(2,341.6)	1,514.4	6,027.3

Income taxes		137.1	(1,256.9)	71.1	(348.7)	(1,398.3)

Profit (loss) for the period		(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Attributable to:
Owners of the Company		(2,547.2)	4,205.2	(2,272.6)	1,163.3	4,619.4
Non-controlling interests		5.9	7.3	2.1	2.4	9.6
Profit (loss) for the period		(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	11	(21.19)	35.05	(18.90)	9.69	38.49
Diluted earnings (loss) per 1 ordinary share	11	(21.19)	34.91	(18.90)	9.66	38.35

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions

Profit (loss) for the period	(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit and loss
Foreign currency translation differences for foreign operations	(7.0)	(21.7)	(1.3)	(9.3)	(18.0)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(25.6)	(36.0)	(19.5)	(23.9)	(34.6)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, reclassified to profit and loss	7.9		2.3		2.6

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	1.4	(3.1)	(0.2)	(1.6)	(1.9)

Defined benefit pension plans actuarial gains, net of tax	1.4	6.2	1.2	1.8	8.5

Other comprehensive income for the period, net of tax	(21.9)	(54.6)	(17.5)	(33.0)	(43.4)

Total comprehensive income for the period	(2,563.2)	4,157.9	(2,288.0)	1,132.7	4,585.6

Attributable to:
Owners of the Company	(2,568.2)	4,152.7	(2,289.8)	1,130.8	4,578.2
Non-controlling interests	5.0	5.2	1.8	1.9	7.4

Total comprehensive income for the period	(2,563.2)	4,157.9	(2,288.0)	1,132.7	4,585.6

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the nine months period ended September 30, 2023
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the period				(2,547.2)	(2,547.2)	5.9	(2,541.3)
Other comprehensive income for the period, net of tax		(16.3)	(6.1)	1.4	(21.0)	(0.9)	(21.9)
Share-based compensation		15.4			15.4		15.4
Exercise of options	0.5	(0.5)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(7.5)	(7.5)
Balance at September 30, 2023	926.4	1,095.9	(41.6)	586.9	2,567.6	3.8	2,571.4

For the three months period ended September 30, 2023
Balance at June 30, 2023	926.3	1,109.1	(40.6)	2,858.3	4,853.1	2.0	4,855.1
Loss for the period				(2,272.6)	(2,272.6)	2.1	(2,270.5)
Other comprehensive income for the period, net of tax		(17.4)	(1.0)	1.2	(17.2)	(0.3)	(17.5)
Share-based compensation		4.3			4.3		4.3
Exercise of options	0.1	(0.1)
Balance at September 30, 2023	926.4	1,095.9	(41.6)	586.9	2,567.6	3.8	2,571.4

(*) Include reserves related to transactions with an interested party, share-based compensation and changes in fair value of investment instruments.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the nine months period ended September 30, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of an amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the period				4,205.2	4,205.2	7.3	4,212.5
Other comprehensive income for the period, net of tax			(19.5)	(33.0)	(52.5)	(2.1)	(54.6)
Share-based compensation		18.0			18.0		18.0
Exercise of options	2.2	(2.2)
Dividend to owners of the Company				(2,948.9)	(2,948.9)		(2,948.9)
Dividend to non-controlling interests in subsidiaries						(5.9)	(5.9)
Balance September 30, 2022	925.4	1,123.7	(39.2)	3,800.6	5,810.5	6.8	5,817.3

For the three months period ended September 30, 2022
Balance at June 30, 2022	925.4	1,115.7	(30.5)	3,231.4	5,242.0	6.2	5,248.2
Profit for the period				1,163.3	1,163.3	2.4	1,165.7
Other comprehensive income for the period, net of tax			(8.7)	(23.8)	(32.5)	(0.5)	(33.0)
Share-based compensation		8.0			8.0		8.0
Dividend to owners of the Company				(570.3)	(570.3)		(570.3)
Dividend to non-controlling interests in subsidiaries						(1.3)	(1.3)
Balance at September 30, 2022	925.4	1,123.7	(39.2)	3,800.6	5,810.5	6.8	5,817.3

For the year ended December 31, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the year				4,619.4	4,619.4	9.6	4,629.0
Other comprehensive income for the year, net of tax		(33.9)	(15.8)	8.5	(41.2)	(2.2)	(43.4)
Exercise of options	2.7	(2.7)
Share-based compensation		25.8			25.8		25.8
Dividend to owners of the Company				(3,303.3)	(3,303.3)		(3,303.3)
Acquisition of subsidiary with non-controlling interest		0.2			0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(8.4)	(8.4)
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9

(*) Include reserves related to transactions with an interested party, share-based compensation and changes in fair value of investment instruments.
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2023	2022	2023	2022	2022
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Adjustments for:
Depreciation and amortization	1,232.5	1,007.7	423.8	380.2	1,396.3
Impairment loss	2,063.4		2,063.4
Net finance expenses	221.0	81.7	65.9	29.9	108.5
Share of profits (losses) and change in fair value of investees	4.5	(5.0)	2.3	(1.3)	(2.1)
Capital loss (gain), net	3.2	(35.5)	(4.2)	(19.7)	(42.7)
Income taxes	(137.1)	1,256.9	(71.1)	348.7	1,398.3
Other non-cash items	14.2	18.0	4.5	8.0	39.7
	860.4	6,536.3	214.1	1,911.5	7,527.0

Change in inventories	34.3	(106.7)	17.7	(9.5)	(71.7)
Change in trade and other receivables	237.5	211.0	60.6	272.8	496.6
Change in trade and other payables, including contract
liabilities	(76.7)	(162.9)	19.2	(193.8)	(325.7)
Change in provisions and employee benefits	7.0	15.9	4.1	18.1	15.9
	202.1	(42.7)	101.6	87.6	115.1

Dividends received	1.7	0.1	0.2	0.1	0.9
Interest received	113.0	23.6	25.0	16.2	53.2
Income taxes paid	(319.4)	(1,475.8)	(3.3)	(343.8)	(1,586.1)

Net cash generated from operating activities	857.8	5,041.5	337.6	1,671.6	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets,
and interest in investees	21.4	33.1	3.7	16.2	48.1
Acquisition and capitalized expenditures of tangible assets,
intangible assets and interest in investees	(75.2)	(317.7)	(13.7)	(54.6)	(345.5)
Acquisition of investment instruments, net	(609.6)	(1,281.5)	(26.2)	(765.6)	(1,433.1)
Loans granted to investees	(3.8)		(2.1)
Change in other receivables	(4.7)	(10.6)	9.3	(8.0)	(20.2)
Change in other investments (mainly deposits), net	2,002.6	367.1	19.9	556.2	105.7
Net cash generated from (used in) investing activities	1,330.7	(1,209.6)	(9.1)	(255.8)	(1,645.0)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2023	2022	2023	2022	2022
	US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2			59.2
Repayment of lease liabilities and borrowings	(1,214.1)	(965.8)	(352.7)	(433.3)	(1,449.4)
Change in short term loans	(21.0)	(53.5)			(53.5)
Dividend paid to non-controlling interests	(7.5)	(5.9)		(1.3)	(8.4)
Dividend paid to owners of the Company	(769.2)	(2,948.9)		(570.3)	(3,303.3)
Interest paid	(281.5)	(156.8)	(98.8)	(62.1)	(221.0)
Net cash used in financing activities	(2,293.3)	(4,071.7)	(451.5)	(1,067.0)	(4,976.4)

Net change in cash and cash equivalents	(104.8)	(239.8)	(123.0)	348.8	(511.3)
Cash and cash equivalents at beginning of the period	1,022.1	1,543.3	1,040.3	946.8	1,543.3
Effect of exchange rate fluctuation on cash held	(5.2)	(17.8)	(5.2)	(9.9)	(9.9)
Cash and cash equivalents at the end of the period	912.1	1,285.7	912.1	1,285.7	1,022.1

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1
Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)
Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on November 15, 2023.

(b)
Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3
Significant accounting policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position

(a)
The container shipping industry continues to be characterized by volatility in freight rates, charter rates and bunker prices, accompanied by continuing uncertainties in the global trade (including ongoing inflation and the rise of interest rates in certain countries, the implications of the ongoing military conflict between Russia and Ukraine and other geopolitical challenges). In addition, regulators in certain jurisdictions (mainly in the U.S) have become more active in their regulatory oversight over our industry, through change in regulations and interpretation of related rules.

Following the balance sheet date, a war situation has started in Israel, commencing from October 7, 2023, after a massive terrorist attack on Israeli civilian and military targets near Israel’s southern border with the Gaza strip. As of today, there was no material impact on the Company’s operational and commercial activities. However, further escalation of this situation may affect the trade from and/or to Israel, as well as temporary interrupt the Company’s head-office activities.

In October 2023, the European Commission announced its decision not to renew the validity of the antitrust block exemption that is currently available to operational collaborations between maritime carriers (known as the Consortia Block Exemption Regulation, or the CBER), beyond its scheduled expiration date on April 25, 2024. As a result of this decision, commencing from the expiration date of the CBER, carriers (including the Company) will be required to self-assess the compliance of their operational collaborations with other carriers, rather than to rely on the CBER, where currently applicable. The Company is assessing the implications of the expiration of the CBER on its operations, but it does not currently believe that it will have a material impact on its operations as currently conducted.

Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and continued to further decrease during the reported period.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

 In August 2023, the Company entered into a new operational cooperation agreement with MSC, encompassing several trades, including services connecting the Indian subcontinent with the East Mediterranean, the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania. The agreements include vessel sharing, slot purchases and swap arrangements, and are designed to significantly enhance operational efficiencies, as well as to further elevate the Company’s service levels for its customers.

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment when indications exist. As of September 30, 2023, the Company recorded an impairment loss in a total amount of US$ 2,063.4 million - see also Note 7 for further details of the Company’s analysis.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

(b)
In the second quarter of 2023, further to an expiration of related repurchase options, the Company concluded that certain vessels, which were previously subject to a sale and lease back transaction accounted as a secured borrowing, will be redelivered on lease maturity. Accordingly, the Company recorded US$ 46 million as a financial expense for remeasurement of the related liability and US$ 21 million as a capital loss for derecognizing such liability and the related vessels (both with no cash impact).

(c)
Charter agreements:

Further to the Company’s long-term agreement with Seaspan for the chartering of ten 15,000 TEU new-build liquefied natural gas (LNG) dual-fuel vessels, six of such vessels were delivered to the Company, commencing February 2023. As of today, seven additional new-build vessels were delivered to the Company in accordance with other chartering agreements.
Additional vessels related to these agreements, as well as to other chartering agreements the Company entered into during 2021 and 2022, are scheduled to be delivered to the Company during 2023 and 2024 (see also Note 1(b) and Note 26 to the Company’s 2022 annual financial statements).

(d)
Dividends:

In April 2023, further to the approval by the Company’s Board of Directors in March 2023, the Company distributed a dividend in an amount of US$ 769 million, reflecting US$ 6.40 per ordinary share.

(e)
In 2020, a regulator in a certain jurisdiction decided to exclude a wholly-owned subsidiary of the Company from an industry-related competition law investigation, initiated earlier in that year. In June 2023, a local court accepted an appeal on the decision to exclude this Company subsidiary from the said investigation, which is expected to be re-launched. At this preliminary stage, based on the opinion of the Company’s legal advisors, the outcome of this matter cannot be assessed.

(f)
In June 2023 the Company (and its wholly owned digital freight forwarded subsidiary, Ship4WD) entered into an agreement with a factoring service provider, for the recurring sale of receivables, as part of the Company's initiatives to provide its customers with additional services, including trade credit. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9.

Earlier this year, the Company entered into a transaction with this factoring service provider according to which the Company made an equity investment in this entity and agreed to provide it a three-year revolving credit facility, secured by account receivables, of approximately US$100 million. According to the terms, the Company will be entitled to exercise warrants to the factoring service provider preferred shares in trenches, based on amounts drawn. In October 2023, the factoring service provider drew under this arrangement an amount of US$ 1 million.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves Share-Based Payment Arrangements During the reported period, the Board of Directors approved grants of share options to officers, and employees, as detailed below:

Grant date	Number of instruments	Instrument terms	Vesting terms	Contractual life
August 2023	80,868	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years

Information on fair value measurement

The weighted average fair value of the options granted, measured using the Black & Scholes model and the related measurement inputs used, were as below:

Fair Value	USD 7.06
Share price on grant date	USD 14.26
Exercise price	USD 13.84
Expected volatility	50.1%
Expected life	5 years
Expected dividends	0%
Risk-free interest rate	4.3%

During the nine and three month period ended September 30, 2023, a total of 102,530 and 34,176 ordinary shares were issued, respectively, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the nine and three-month period ended September 30, 2023, 2022 and the year ended December 31, 2022, the Company recorded expenses related to share-based compensation arrangements of US$ 15.4 million, US$ 4.2 million, US$ 18.0 million, US$ 8.0 million and US$ 25.8 million, respectively.

6	Right-of-use assets

	Balance at September 30		Balance at December 31
	2023	2022	2022
	US $ in millions

Vessels	3,109.4	4,191.9	3,967.3
Containers and handling equipment	292.1	396.8	380.0
Other tangible assets	35.7	51.0	58.0
	3,437.2	4,639.7	4,405.3

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

7
Impairment test

Further to the volatile market terms discussed in Note 4, as well as the prolonging decrease in its market capitalization value, the Company tested its assets for impairment, as of September 30, 2023. For the purpose of IAS 36, further to the continuing increase in its vehicle shipping services activities, the Company concluded that its operating assets are grouped to two cash-generating units (CGUs), Container shipping services and Vehicle shipping services.

The Company estimated the recoverable amount of both CGUs on the basis of value-in-use, using the discounted cash flow (DCF) method.

The Company’s projections were estimated for the period ended on June 30, 2028 and a representative terminal year intended to reflect a long-term steady state. The key assumptions regarding both CGUs are set forth below:

•	Detailed cash flows for the abovementioned period, based upon the Company’s business plans.

•
Freight rates: expected to be further affected by industry’s supply and demand dynamics, as well as by macroeconomic trends and uncertainties. Freight rates of Containers shipping services are expected to remain at depressed levels in the coming quarters.

•	Carried volume: expected to increase over the projected period, in accordance with the Company’s fleet structure and business plans.

•	Bunkering costs: according to the future price curves of fuel and liquefied natural gas (LNG).

•	Charter hire rates: according to contractual rates in effect as of September 30, 2023, and estimated market rates for future renewals.

•	Post tax discount rate of 12.5% (reflecting an increase of 1.0% from prior analysis carried out in 2022 and during the reported period).

•	Long-term nominal growth rate of 2.5%.

•	Tax payments in accordance with the Company’s corporate tax rate of 23%.

Impairment test results:

The impairment test of the Vehicle shipping services CGU resulted with no impairment to be recorded, as its recoverable amount exceeded its carrying amount.

The impairment test of the Container shipping services CGU resulted with an impairment loss in a total amount of US$ 2,063.4 million, which was allocated to the related assets, based on their carrying amount and limited to their individual estimated fair value, net of disposal costs as of September 30, 2023, as detailed below. Fair value of individual assets was estimated using several methods. Right of use assets of vessels and containers were estimated based on the cashflow approach, considering estimated lease and discounting rates. The market approach and the cost approach were used to estimate owned vessels and containers, as well as intangibles and other tangible assets.

	US $ in millions	Income statement line item
Vessels (*)	1,598.7	Impairment of assets
Containers and handling equipment (*)	391.8	Impairment of assets
Other tangible assets (*)	63.8	Impairment of assets / Other operating expenses (**)
Goodwill	9.1	Impairment of assets
	2,063.4

(*) Including right-of-use assets.

(**) Impairment loss in the amount of US$ 28.5 million was included in Other operating expenses.

The Company believes that the assumptions used in its analysis are reasonable and appropriate, considering past experience and current market trends and expectations. However, by nature, such assumptions are subject to significant uncertainties and there can be no assurance that the Company’s assumptions will materialize, or whether freight rates, charter rates and bunker costs will increase or decrease by any significant degree.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8
Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of cargo shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions
Freight Revenues from containerized cargo:
Pacific	1,357.0	4,716.9	476.0	1,420.2	5,504.2
Cross-Suez	434.3	1,293.8	111.8	379.2	1,528.5
Atlantic	501.8	966.2	123.8	304.6	1,231.3
Intra-Asia	483.9	1,644.3	164.5	500.9	1,945.9
Latin America	305.6	584.8	110.9	218.3	742.3
	3,082.6	9,206.0	987.0	2,823.2	10,952.2
Other Revenues (*)	874.3	1,166.7	286.0	404.3	1,609.4
	3,956.9	10,372.7	1,273.0	3,227.5	12,561.6

(*) Mainly related to non-containerized cargo, demurrage and value-added services.

9	Operating expenses and cost of services

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions
Wages, maintenance and other vessel-operating costs	24.9	25.2	7.8	9.1	34.5
Expenses relating to fleet equipment (mainly containers and chassis)	23.8	21.9	8.2	6.7	29.1
Bunker and lubricants	820.3	1,065.8	266.5	419.3	1,434.8
Insurance	15.2	10.7	5.3	4.5	15.2
Expenses related to cargo handling	1,273.7	1,515.3	430.4	501.0	1,981.6
Port expenses	385.8	254.9	148.6	99.7	359.0
Agents’ salaries and commissions	157.5	196.9	53.0	66.1	261.1
Cost of related services and sundry	143.8	167.9	54.3	59.0	216.1
Slot purchases and hire of vessels	57.7	344.7	27.6	74.3	398.8
Hire of containers	19.3	26.9	6.7	9.9	34.3
	2,922.0	3,630.2	1,008.4	1,249.6	4,764.5

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Financial instruments Financial instruments measured at fair value

	Balance at September 30,						Balance at December 31,
	2023			2022			2022
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	539.1		539.1

Other investments:
Equity instruments		10.7	10.7		11.3	11.3		11.2	11.2

Loans and other liabilities:
Derivative instruments		(12.6)	(12.6)					(13.7)	(13.7)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	1,095.9		1,095.9	824.4		824.4	893.5		893.5
Corporate bonds	1,044.7		1,044.7	556.5		556.5	637.7		637.7
Equity instruments	1.8		1.8	34.2		34.2	42.2		42.2

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

11	Earnings (loss) per share Basic and diluted earnings (loss) per share

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2023	2022	2023	2022	2022
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	(2,547.2)	4,205.2	(2,272.6)	1,163.3	4,619.4

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,149,921	119,910,688	120,218,275	120,047,393	119,910,688
Effect of share options	45,069	72,609	1,486		101,687

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,194,990	119,983,297	120,219,761	120,047,393	120,012,375

Effect of share options		460,405		392,099	432,514

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,194,990	120,443,702	120,219,761	120,439,492	120,444,889

In the nine and three-month period ended September 30, 2023, options for 2,359,823 ordinary shares, granted to officers, directors and employees were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.